1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date：	October 1st, 2019	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Files Complaints Against GlobalFoundries in U.S., Germany and Singapore for Infringement of 25 Patents to Affirm Its Technology Leadership and to Protect Its Customers and Consumers Worldwide

Hsinchu, Taiwan R.O.C., Oct 1, 2019 - TSMC, the world’s leading global innovator in semiconductor manufacturing, filed multiple lawsuits on September 30, 2019 against GlobalFoundries in the United States, Germany and Singapore for its ongoing infringement of 25 TSMC patents by at least its 40nm, 28nm, 22nm, 14nm, and 12nm node processes. In the complaints, TSMC demands injunctions to stop GlobalFoundries’ manufacture and sale of infringing semiconductor products. TSMC also seeks substantial monetary damages from GlobalFoundries for its sale of infringing semiconductor products and unlawful use of TSMC’s patented semiconductor technologies.

The 25 TSMC patents in the complaints relate to a diverse set of technologies, including FinFET designs, shallow trench isolation techniques, double patterning methods, advanced seal rings and gate structures, and innovative contact etch stop layer designs. These specific technologies cover the core features of mature and advanced semiconductor manufacturing processes. The patents at issue comprise just a small portion of TSMC’s extensive portfolio that numbers more than 37,000 granted patents worldwide. TSMC was ranked one of the top 10 companies for U.S. patent grants last year, for the third consecutive year.

TSMC pioneered the dedicated semiconductor foundry model, enabling an entire fabless IC design industry worth hundreds of billions of dollars in the United States. Furthermore, TSMC plays a critical role in facilitating the global semiconductor supply chain. For example, TSMC collaborates with dozens of U.S.-based equipment suppliers, intellectual property (IP) core providers and electronic design automation (EDA) vendors. TSMC procured about US$20 billion in equipment and services from U.S. suppliers over the past 5 years. TSMC also spurs the next generation of semiconductor technology by working closely with U.S.-based customers, suppliers and prestigious universities. TSMC subsidiaries operate a manufacturing site in Washington State along with offices in California and Texas with over a thousand employees.

“TSMC’s patents reflect decades and tens of billions of dollars of investments in innovation, resulting in TSMC’s significant contribution to advancements in semiconductor manufacturing technology,” said Sylvia Fang, Vice President and General Counsel for TSMC. “TSMC’s lawsuits seek to protect our reputation, our significant investments, our nearly 500 customers, and consumers worldwide to ensure everyone benefits from the most advanced semiconductor technologies that enable a wide range of applications such as mobile, 5G, AI, IoT and high performance computing, which are critically important to the public interest.”

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world's largest dedicated semiconductor foundry ever since. The company supports a thriving ecosystem of global customers and partners with the industry's leading process technology and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry.

TSMC serves its customers with global capacity of more than 12 million 12-inch equivalent wafers per year in 2019, and provides the broadest range of technologies from 0.5 micron plus all the way to foundry's most advanced processes, which is 7-nanometer today. TSMC is the first foundry to provide 7-nanometer production capabilities, and is headquartered in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Vice President and CFO Tel: 886-3-566-5920	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Tel: 886-3-568-2085 Mobile: 866-988-937-999 E-Mail: elizabeth_sun@tsmc.com